

03053538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40148

SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/30/02 (MM/DD/YY) AND ENDING 3/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schonfeld Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho	New York	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Breman (516) 822-0202
(Area Code- Telephone Number)

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Steven B. Schonfeld swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schonfeld Securities, LLC, as of March 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public For
The State of New York
Nassau County
#01VI5044015
Arthur Vidro
Commission Expires: MAY 29, 2003

Arthur Vidro May 15, 2003

Notary Public

Signature

Manager

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members of
Schonfeld Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Schonfeld Securities, LLC and Subsidiary (a subsidiary of Schonfeld Group Holdings LLC) as of March 28, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Schonfeld Securities, LLC and Subsidiary as of March 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 16, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SCHONFELD SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 28, 2003

ASSETS	
Cash	$ 1,378,159
Securities Segregated for the Exclusive Benefit of Customers in Compliance with Federal Regulations	2,225,690
Securities and Cash Segregated for the Exclusive Benefit of Proprietary Accounts of Introducing Brokers	8,658,686
Securities Purchased under Agreements to Resell	2,979,086
Deposits with Clearing Organizations	7,290,578
Receivable from Brokers - securities borrowed	219,089,303
Receivable from Brokers, Dealers and Clearing Organizations	39,633,390
Receivable from Customers	2,981,654
Securities Owned - at market value	117,595,178
Loans Receivable from Related Parties	10,009,732
Furniture, Equipment and Leasehold Improvements - at cost, less accumulated depreciation and amortization of $3,631,049	7,521,433
Due from Affiliate	3,198,898
Other Assets	4,788,311
Total Assets	$427,350,098
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Payable to brokers - securities loaned	$160,572,778
Payable to brokers and dealers	11,569,774
Payable to customers	8,085,170
Securities sold, not yet purchased - at market value	162,284,732
Loan payable	2,200,524
Due to affiliates	835,855
Other liabilities and accrued expenses	9,081,733
Total liabilities	354,630,566
Commitments and Contingent Liabilities	
Members' Equity	72,719,532
Total Liabilities and Members' Equity	$427,350,098

See Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION:

The consolidated statement of financial condition includes the accounts of Schonfeld Securities, LLC (the "Parent") and its wholly owned subsidiary, Travel Secure, LLC (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation. The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is primarily engaged in the proprietary trading of equity securities and executes security transactions for customers for which it receives a commission.

The majority interest of the Company is owned by Schonfeld Group Holdings LLC ("SGH").

2. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions which have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity.

Securities purchased under agreements to resell are treated as financing transactions and are carried at the amounts at which the securities will be resold as specified in the respective agreements plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements. The Company continually monitors the market value of the underlying securities as compared with the related receivable, including accrued interest, and requests additional collateral where deemed appropriate. The fair value of these agreements approximates their carrying amount due to the short-term nature of the agreements.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest is paid at prevailing market rates. These financial instruments are short-term in nature. Accordingly, the estimated fair value of these financial instruments is not materially different from their carrying amounts.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

As a limited liability company, the Company is not subject to federal and state income taxes. The Company's consolidated income or loss is reportable by its Members on their income tax returns.

The Company's fiscal year ends on the last Friday in March. The fiscal year ended March 28, 2003 contained 52 weeks.

3. RECEIVABLE FROM/PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition.

4. LOAN PAYABLE:

Loan payable bears interest at the variable 90-day LIBOR rate plus 2.5% per annum. Monthly payments of principal and interest amount to $27,094 with one final payment due on December 21, 2005 for all remaining principal and interest. The fair value of this loan cannot be estimated.

5. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company is obligated under noncancelable operating leases for office space and equipment expiring at various dates through 2011. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending March	
2004	$11,438,423
2005	7,272,074
2006	5,934,222
2007	4,806,683
2008	4,406,438
Thereafter	9,634,692
	$43,492,532

The Company has an available line of credit with a bank in the amount of $45,000,000 due to expire in October 2003. As of March 28, 2003, the Company has not drawn upon the line of credit.

In the normal course of business, the Company has been named as a defendant in certain litigations and arbitrations arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various litigations and arbitrations will not have a material adverse effect on the Company's financial position.

6. NET CAPITAL AND RESERVE REQUIREMENTS:

As a registered broker-dealer, the Parent is subject to Uniform Net Capital Rule 15c3-1 of the SEC. The Parent computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day, but at March 28, 2003, the Parent had net capital of $5,763,660 which exceeded its requirement of $250,000 by $5,513,660.

As a clearing broker-dealer, the Parent had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation.

7. EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) defined contribution retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum amount allowed by law. The Company contributes an amount equal to 25% of the participant's contribution up to 6% of compensation. Participants are at all times fully vested in their contributions, and the Company's contributions become fully vested to the participants after three years of continued employment.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loan such securities in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears certain of its proprietary transactions through other broker-dealers. The amount receivable from brokers, dealers and clearing organizations and the amount payable to brokers and dealers include balances relating to the aforementioned proprietary transactions which are collateralized by securities owned by the Company.

9. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as financial futures contracts, equity options and index options. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying consolidated statement of financial condition at fair value. Financial futures contracts are reported at open-trade equity. These contracts involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition

10. RELATED PARTY TRANSACTIONS:

Certain equipment leases are in the name of a related entity.

The loans receivable from related parties consist of the following: (a) loan due from a Member of SGH amounting to $3,188,308, which bears interest at a rate of 6% per annum and has no scheduled maturity date, and (b) loan due from another Member of SGH amounting to $6,821,424, which bears interest at a rate of 8% per annum and is payable on demand. The fair value of these loans cannot be estimated.

The Company provides execution and clearance services to a Class B Member, which is a broker-dealer registered with the SEC.

The Company executes certain security transactions through another Class B Member, which is a broker-dealer registered with the SEC.

In addition, certain services are provided by the Company to the aforementioned Members at no cost. At March 28, 2003, due to affiliates in the accompanying consolidated statement of financial condition are amounts due to these Members.

Pursuant to a services support agreement dated January 1, 2002, Schonfeld Tools ("Tools"), an affiliate, provides computer technology services to the Company. The Company has agreed to pay $250,000 per month for these services and to reimburse Tools for its expenses incurred in connection with

such services. Effective January 1, 2003, the monthly fee was increased to $350,000. In addition, the Company provides office space to Tools. At March 28, 2003, due from affiliate in the accompanying consolidated statement of financial condition is due from Tools.



**SCHONFELD SECURITIES, LLC
AND SUBSIDIARY**

**INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL**

MARCH 28, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants




SEC MAIL PROCESSING
RECEIVED
MAY 2 7 2003
WASH. D.C. 188 SECTION

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Schonfeld Securities, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Schonfeld Securities, LLC and Subsidiary (the "Company") (a subsidiary of Schonfeld Group Holdings LLC) for the year ended March 28, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 28, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 16, 2003